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Exhibit 99.1

EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT (the "Agreement") is entered into by and between Thomas J. Fitzpatrick, a resident of the State of New Jersey ("Executive"), and USA Education, Inc., a corporation organized and existing under the laws of the State of Delaware ("Company").

        WHEREAS, in recognition of Mr. Fitzpatrick's contributions to Company's success and accomplishments during his tenure as an executive officer of Company, the Board of Directors of Company ("Board of Directors") wishes to retain Executive and obtain his commitment to continue to serve as President and Chief Operating Officer of Company on the terms set forth herein;

        NOW, THEREFORE, in consideration of the mutual covenants and obligations contained herein, and intending to be legally bound, the parties, subject to the terms and conditions set forth herein, agree as follows:

        1.    Employment and Term. Executive hereby agrees to continue to be employed as President and Chief Operating Officer of Company, and Company hereby agrees to retain Executive as President and Chief Operating Officer. To the extent required by law, Executive's employment under this Agreement shall be maintained through Sallie Mae, Inc. ("Sallie Mae") or another wholly owned subsidiary of Company used to employ Company executives, and in such case any reference in this Agreement to employment or termination of employment with Company shall be deemed to include employment or termination of employment with Sallie Mae or such other subsidiary. The term of Executive's employment as President and Chief Operating Officer under this Agreement (the "Term") shall be the period commencing on January 1, 2002 and ending on December 31, 2006.

        2.    Duties. During the Term, Executive will have the titles of President and Chief Operating Officer of Company and of Sallie Mae. Executive shall report to and receive instructions from Company's Chief Executive Officer and shall assume such duties and responsibilities as may be reasonably assigned to Executive from time to time by the Chief Executive Officer in consultation with the Board of Directors.

        3.    Other Business Activities. Executive shall serve Company faithfully and to the best of his ability and shall devote his full time, attention, skill and efforts to the performance of the duties required by or appropriate for his position as President and Chief Operating Officer. In furtherance of the foregoing, and not by way of limitation, for so long as he remains President and Chief Operating Officer of Company, Executive shall not directly or indirectly engage in any other business activities or pursuits, except for (a) those arising from positions held as of January 1, 2002 as a director or otherwise with charitable or business organizations, as identified by Executive to the Chief Executive Officer, and (b) with prior notice to the Chief Executive Officer, activities in connection with (i) service as a volunteer, officer or director or in a similar capacity of any charitable or civic organization, (ii) managing personal investments, and (iii) serving as a director, executor, trustee or in another similar fiduciary capacity for a non-commercial entity; provided, however, that any such activities do not materially interfere with Executive's performance of his responsibilities and obligations pursuant to this Agreement. Executive may engage in any other business activity or pursuit, directly or indirectly, including serving as a director for any commercial entity, with approval of the Chief Executive Officer in consultation with the Board of Directors.

        4.    Base Salary. The Company shall pay Executive a salary at the annual rate of $550,000 (the "Base Salary"). The Base Salary shall be inclusive of all applicable income, Social Security and other taxes and charges which are required by law or requested to be withheld by Executive and which shall be withheld and paid in accordance with Company's normal payroll practice for its similarly situated executives as in effect from time to time. The Compensation and Personnel Committee of the Board of Directors (the "Compensation Committee"), in consultation with the Chief Executive Officer, in its discretion may review Executive's Base Salary during the Term, but shall have no obligation to increase the amount of Executive's Base Salary based upon any such review.

        5.    Annual Incentive Compensation. Executive shall participate in Company's annual incentive compensation program(s) for executive officers as provided in the Management Incentive Plan, subject to the limitations and conditions set forth therein or in any successor plan.

        6.    Stock Options. Executive shall be granted stock options under which he may purchase up to a total of nine hundred thousand (900,000) shares of Company common stock (the "Stock Options") subject to the terms and conditions set forth in this Agreement and, to the extent not inconsistent with this Agreement, to the terms and conditions of stock options provided generally to Company executive officers. The Stock Options shall not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

          6.1.  Grants of Stock Options. Two-thirds of the Stock Options (that is, options for six hundred thousand (600,000) shares) (the "2002 Stock Options") shall be granted on January 24, 2002. The remainder of the Stock Options (that is, options for three hundred thousand (300,000) shares) (the "2003 Stock Options") shall be granted in January 2003, at the same time that the Compensation Committee makes executive officer and director stock option grants for such year, provided only that Executive remains employed by the Company pursuant to this Agreement at that time. The Stock Options shall have an exercise price equal to the fair market value of the Company's common stock as of their respective dates of grant (which was $86.00 as to the 2002 Stock Options).

          6.2.  Vesting. The Stock Options shall be forfeited and shall immediately expire and terminate if and to the extent that they have not vested on or before the date Executive's employment is terminated. Subject to the preceding sentence, the Stock Options shall become vested (but shall not be exercisable except as provided in Section 6.3), as follows:

            (a)  With respect to the 2002 Stock Options, on the later of the date the Price Performance Goals (as defined in Section 8) are satisfied with respect to such Stock Options and May 31, 2005, but in any event the 2002 Stock Options shall become fully vested on December 31, 2006, provided in each case that Executive remains employed by the Company pursuant to this Agreement on such date.

            (b)  With respect to the 2003 Stock Options, on the later of the date the Price Performance Goals (as defined in Section 8) are satisfied with respect to such Stock Options and December 31, 2005, but in any event the 2003 Stock Options shall become fully vested on December 31, 2006, provided in each case that Executive remains employed by the Company pursuant to this Agreement on such date.

            (c)  Notwithstanding paragraphs (a) or (b) of this Section 6.2, the Stock Options shall earlier vest to the extent provided in Section 12.5(c)(i) (Termination due to Management Succession) or shall become 100% vested upon Executive's termination of employment on account of death or Disability, termination of employment by Company Without Cause, termination of employment by Executive For Good Reason, or upon a Change in Control, as each such term is defined in Section 12.

          6.3.  Option Exercisability and Expiration. To the extent that the Stock Options have not theretofore been forfeited, and regardless of whether Executive is then employed by Company, the Stock Options shall become exercisable only as follows:

            (a)  The vested 2002 Stock Options shall be exercisable on and after the later of the date the Price Performance Goals (as defined in Section 8) are satisfied with respect to the 2002 Stock Options and June 1, 2005.

            (b)  The vested 2003 Stock Options shall be exercisable on and after the later of the date the Price Performance Goals are satisfied with respect to the 2003 Stock Options and January 1, 2006.

            (c)  If and to the extent that the Stock Options have not earlier become exercisable pursuant to paragraphs (a) or (b) of this Section 6.3: (i) the vested 2002 Stock Options shall become fully exercisable on January 1, 2010 and the vested 2003 Stock Options shall become fully exercisable on January 1, 2011, and (ii) the vested 2002 Stock Options and the vested 2003 Stock Options shall become fully exercisable on Executive's termination of employment on account of death or Disability (as defined in Section 12.1), and (iii) the vested 2002 Stock Options and the vested 2003 Stock Options shall become fully exercisable upon Executive's Termination Without Cause or Termination For Good Reason (as defined in Section 12.2) provided that if Executive's employment terminates on either such basis before January 1, 2005, the vested 2002 Stock Options and the vested 2003 Stock Options shall become fully exercisable on January 1 of the year next following the date of such termination of employment, and (iv) the 2002 Stock Options and the 2003 Stock Options shall become fully exercisable upon a Change in Control.

            (d)  Notwithstanding paragraphs (a), (b) or (c) of this Section 6.3, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, and the General Counsel of Company (any such person, an "Authorized Officer") each may provide at any time (including after a notice of exercise has been delivered) and from time to time that Executive's right to exercise any Stock Options may be suspended pending a determination by the Compensation Committee as to whether Executive has committed an act of Misconduct (as defined in Section 12.4(a)). Notwithstanding anything to the contrary in this Section 6.3, Executive shall forfeit and not be entitled to exercise any Stock Option granted to Executive pursuant to this Agreement if the Board of Directors determines that Executive has committed an act of Misconduct or if Executive's employment is terminated for Cause (as defined in Section 12.4).

            (e)  In the event of Executive's termination of employment during the Term of this Agreement for any reason other than a termination for Cause, the Stock Options that are vested and exercisable on the date of such termination of employment shall expire on the first anniversary of the later of (i) the date of such termination of employment, and (ii) the date the Stock Options are first exercisable. To the extent that the 2002 Stock Options have not expired or been forfeited or exercised prior to January 1, 2010 and the 2003 Stock Options have not been forfeited or exercised prior to January 1, 2011, the Stock Options shall expire on the tenth anniversary of their respective grant dates.

          6.4.  Replacement Options. Executive shall not be entitled to receive replacement options upon exercising any of the Stock Options granted pursuant to this Section 6.

        7.    Restricted Stock Units. Executive shall be granted restricted stock units representing the right to acquire up to a total of one hundred fifty thousand (150,000) shares of Company common stock (the "Stock Units") subject to the terms and conditions set forth in this Agreement and, to the extent not inconsistent with this Agreement, to the terms and conditions of restricted stock units provided generally to Company executive officers. The Stock Units represent an unfunded and unsecured obligation of the Company and shall not be transferable and shall not be pledged, assigned or otherwise alienated.

          7.1.  Grants of Stock Units. One-third of the Stock Units (that is, stock units representing fifty thousand (50,000) shares) (the "2002 Stock Units") shall be granted on January 24, 2002. One-third of the Stock Units (that is, stock units representing fifty thousand (50,000) shares) shall be granted in January 2003, at the same time that the Compensation Committee makes executive officer and director stock option grants for such year, so long as Executive is employed by the Company at that time. The remaining Stock Units (that is, stock units representing fifty thousand (50,000) shares) (the "2004 Stock Units") shall be granted in January 2004, at the same time that the Compensation Committee makes executive officer and director stock option grants for such year, so long as Executive is employed by the Company at that time.

          7.2.  Vesting. The Stock Units shall be forfeited and shall immediately expire and terminate if they have not vested on or before the date Executive's employment is terminated. Subject to the preceding sentence, the Stock Units shall become vested (but shall not be converted to common stock and shall not be distributed to Executive except as provided in Section 7.3), to the extent provided in Section 12.5(d) or upon the earlier of (a) December 31, 2006, or (b) Executive's termination of employment on account of death or Disability, termination of employment by Company Without Cause, termination of employment by Executive For Good Reason, or upon a Change in Control, as each such term is defined in Section 12.

          7.3.  Distribution of Vested Stock Units. To the extent that the Stock Units have not theretofore been forfeited, the vested Stock Units shall be converted to shares of Common Stock and shall be delivered to Executive, free of any restriction on transfer or alienation, on January 1 of the first year following the year in which Executive ceases to serve as an executive officer of Company.

        8.    Stock Price Performance and Other Terms of Stock-Based Compensation.

          8.1.  Price Performance Goals. The term "Price Performance Goals" in reference to the Stock Options shall mean:

            (a)  with respect to one-third of the shares of common stock subject to the 2002 Stock Options (that is, options for 200,000 shares), the Company's stock price reaching a closing price for five consecutive trading days after the grant date that is at least twenty-five percent (25%) higher than the fair market value of the common stock on the grant date of the 2002 Stock Options (i.e., that is equal or greater than $107.50 per share); with respect to an additional one-third of the shares subject to the 2002 Stock Options (that is, options for 200,000 shares), the Company's stock price reaching a closing price for five consecutive trading days after the grant date that is at least thirty-three percent (33%) higher than the fair market value of the common stock on the grant date of the 2002 Stock Options (i.e., that is equal or greater than $114.38 per share); with respect to an additional one-third of the shares subject to the 2002 Stock Options (that is, options for 200,000 shares), the Company's stock price reaching a closing price for five consecutive trading days after the grant date that is at least fifty percent (50%) higher than the fair market value of the common stock on the grant date of the 2002 Stock Options (i.e., that is equal or greater than $129.00 per share); and

            (b)  with respect to one-third of the shares of common stock subject to the 2003 Stock Options (that is, options for 100,000 shares), the Company's stock price reaching a closing price for five consecutive trading days after the grant date that is at least twenty-five percent (25%) higher than the fair market value of the common stock on the grant date of the 2003 Stock Options; with respect to an additional one-third of the shares subject to the 2003 Stock Options (that is, options for 100,000 shares), the Company's stock price reaching a closing price for five consecutive trading days after the grant date that is at least thirty-three percent (33%) higher than the fair market value of the common stock on the grant date of the 2003 Stock Options; with respect to an additional one-third of the shares subject to the 2003 Stock Options (that is, options for 100,000 shares), the Company's stock price reaching a closing price for five consecutive trading days after the grant date that is at least fifty percent (50%) higher than the fair market value of the common stock on the grant date of the 2003 Stock Options.

            (c)  For purposes of this Agreement, the "fair market value" of Company's common stock shall be the closing sales price of the stock on that day.

          8.2  Anti-Dilution Adjustments. The number of shares subject to the Stock Options and the Stock Units, the exercise price of the Stock Options and the stock prices set forth as the Price Performance Goals shall be appropriately and proportionately adjusted by the Compensation Committee if the class of securities which are subject to the Stock Options and the Stock Units are (i) exchanged for or converted into cash, property or a different number or kind of shares or securities as a result of a reorganization, merger, consolidation, recapitalization, restructuring or reclassification, or (ii) if the number of securities of the class of securities then subject to the Stock Options and the Stock Units are increased or decreased or if cash, property or shares or securities are distributed in respect of such subject securities as a result of a dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split, spin-off or the like.

          8.3  Tax Withholding. Executive shall pay in cash or make other arrangements satisfactory to the Compensation Committee for the satisfaction of any withholding tax obligations that arise by reason of exercise of the Stock Options or conversion of the Stock Units. Company shall not be required to issue shares of common stock or to recognize the disposition of such shares until such obligations are satisfied.

        9.    Other Benefits.

            (a)  Pension Plans. Executive shall be entitled to participate in all tax-qualified and non-tax-qualified pension plans maintained or contributed to by Company or for the benefit of its executives, including without limitation, the Sallie Mae Cash Account Retirement Plan and the Sallie Mae Supplemental Cash Account Retirement Plan (collectively, the "Company Pension Plans"), in accordance with the terms of such Company Pension Plans as they may be amended from time to time in the discretion of the Company; provided however, that upon Executive's termination of employment for any reason other than termination by Company for Cause as defined in Section 12.4, Executive shall be entitled to the supplemental retirement benefit equal to the amount, if any, by which (i) the Target Benefit Amount (as such term is defined below), exceeds (ii) the actuarial equivalent life annuity benefit, if any, that would be payable following such termination event under the Company Pension Plans, determined in accordance with the actuarial assumptions then used on such termination event under the Company Pension Plans to calculate the equivalent life annuity and assuming that Executive commenced benefit distributions under the Company Pension Plans at the same date. For purposes of this Agreement, the "Target Benefit Amount" equals a single life annuity of $250,000 payable to Executive at age 60 following continuous service with the Company from the date of this Agreement through age 60, except that if Executive's employment terminates Without Cause or For Good Reason (as defined in Section 12.2) the Target Benefit Amount shall be as provided in Section 12.2(c) or, if such termination occurs during the Term of this Agreement but within 24 months following a Change in Control, as provided in Section 12.3(c), or if Executive's employment otherwise terminates before or after age 60, the Target Benefit Amount shall be adjusted as provided for in the schedule attached hereto as Schedule A. The Target Benefit Amount is payable at the same time and in the same manner as Executive elects under the Sallie Mae Supplemental Cash Account Retirement Plan.

            (b)  Medical Insurance. During the Term of this Agreement and for as long as Executive remains President and Chief Operating Officer of Company, Executive shall be entitled to participate in any medical and dental insurance plans generally available to the senior management of Company, as such plans may be in effect from time to time. For thirty-six (36) months after termination of Executive's employment with Company, other than on account of termination by Company for Cause or by Executive Without Good Reason (as such terms are defined in Section 12.4), Executive and his eligible dependents or survivors shall be entitled to continue to participate in such plans on the terms generally applied to actively employed senior management of Company, including any employee cost-sharing provisions. To the extent the terms and conditions of the aforesaid plans do not permit participation by Executive, his dependents, or his survivors, Company shall arrange to provide Executive, his dependents, or his survivors with the after-tax economic equivalent of such continued coverage. After the termination of his employment with Company, Executive shall cease to be covered under the foregoing medical and/or dental insurance plans if he obtains coverage under other medical and/or dental insurance plans; provided, however, that if the coverage under the new medical and/or dental insurance plans is less than under the foregoing plans, Company shall provide Executive with a cash payment in an amount necessary for Executive to obtain coverage comparable to that provided under the foregoing plans.

            (c)  Other Benefit Plans. Executive shall be entitled to receive or participate in such further savings, deferred compensation, health or welfare benefit plans offered to Company's senior management generally, in accordance with the terms of such plans as they may be amended from time to time in the discretion of the Company.

            (d)  Perquisites; Expenses. The Company agrees to reimburse Executive for all reasonable, ordinary and necessary business expenses incurred by Executive in performing his duties pursuant to this Agreement, in accordance with Company's reimbursement policies generally applicable to management personnel. During the Term of this Agreement, Company agrees to provide Executive with use of a personal vehicle selected by Company, access to the corporate jet, and such perquisites as are generally made available to management personnel from time to time, including the perquisites provided as of the date the Board of Directors approves this Agreement.

        10.  Nondisclosure of Confidential Information.

            (a)  Executive and Company acknowledge that Executive will, in the course of his employment, come into possession of confidential, proprietary business and technical information, and trade secrets of Company and its Affiliates, as defined in Section 11(b) (the "Proprietary Information"). Proprietary Information includes, but is not limited to, the following:

•
Business procedures. All information concerning or relating to the way Company and its Affiliates conduct their business, which is not generally known to the public or within the industry or trade in which Company or its Affiliates compete (such as Company contracts, internal business procedures, controls, plans, licensing techniques and practices, supplier, subcontractor and prime contractor names and contacts and other vendor information, computer system passwords and other computer security controls, financial information, distributor information, and employee data) and the physical embodiments of such information (such as check lists, samples, service and operational manuals, contracts, proposals, printouts, correspondence, forms, listings, ledgers, financial statements, financial reports, financial and operational analyses, financial and operational studies, management reports of every kind, databases, employment or personnel records, and any other written or machine-readable expression of such information as are filed in any tangible media).

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Marketing Plans and Customer Lists. All information not generally known to the public or within the industry or trade in which Company or its Affiliates compete pertaining to Company's and its Affiliates' marketing plans and strategies; forecasts and projections; marketing practices, procedures and policies; goals and objectives; quoting practices, procedures and policies; and customer data including the customer list, contracts, representatives, requirements and needs, specifications, data provided by or about prospective customers, and the physical embodiments of such information.

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Business Ventures: All information not generally known to the public or within the industry or trade in which Company or its Affiliates operate concerning new product development, negotiations for new business ventures, future business plans, and similar information and the physical embodiments of such information.

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Software. All information relating to Company's and its Affiliates' software or hardware in operation or various stages of research and development, which are not generally known to the public or within the industry or trade in which Company or its Affiliates compete and the physical embodiments of such information.

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Litigation. Information which is not a public record and is not generally known to the public or within the industry or trade in which Company or its Affiliates compete regarding litigation and potential litigation matters and the physical embodiments of such information.

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Policy Information. Information not of a public nature regarding the policies and positions that have been or will be advocated by Company and its Affiliates with government officials, the views of government officials toward such policies and positions, and the status of any communications that Company or its Affiliates may have with any government officials.

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Information Not Generally Known. Any information which (a) is not generally known to the public or within the industry or trade in which Company or its Affiliates compete, (b) gives Company or its Affiliates a significant advantage over its or their competitors, or (c) has significant economic value or potentially significant economic value to Company or its Affiliates, including the physical embodiments of such information.

            (b)  Executive acknowledges that the Proprietary Information is a valuable and unique asset of Company and its Affiliates. Executive agrees that he will not, at any time during his employment or after the termination of his employment with Company, without the prior written consent of Company or its Affiliates, as applicable, either directly or indirectly divulge any Proprietary Information for his own benefit or for any purpose other than the exclusive benefit of Company and/or its Affiliates.

        11.  Agreement Not to Compete.

            (a)  Executive agrees that he shall not compete with Company or its Affiliates for the Restricted Period, which is defined as the longer of two years after the termination of Executive's employment with Company for any reason, or six months after he no longer holds any unexercised Stock Options (whether or not then vested or exercisable).

            (b)  For the purposes of this Section 11, "compete" shall mean directly or indirectly through one or more intermediaries (i) working or serving as a director, officer, employee, consultant, agent, representative, or in any other capacity, with or without compensation, on behalf of one or more entities engaged in the Company's Business (as defined below) in the United States, Canada, or any other country where Company (including any Affiliate) either engages in the Company's Business at the time of Executive's termination or where Company, at the time of Executive's termination, has developed a business plan or taken affirmative steps to engage in the Company's Business; (ii) soliciting any employees, customers, or business partners of Company, inducing any customer or business partner of the Company to breach a contract with the Company or any principal for whom the Company acts as agent to terminate such agency relationship; and/or (iii) making statements about Company or its management reasonably determined by the Board of Directors to be disparaging. For purposes of this provision, the term "the Company's Business" shall mean any business activity or line of business similar to the type of business conducted by Company, Sallie Mae, and/or their Affiliates at the time of Executive's termination of employment or which Company, Sallie Mae and/or their Affiliates at the time of Executive's termination of employment or within one year prior thereto have planned to enter into or conduct. Executive expressly agrees that the markets served by Company, Sallie Mae and their Affiliates extend nationally and to Canada and are not dependent on the geographic location of the executive personnel or the businesses by which they are employed and that the restrictions set forth in this Section 11 are reasonable and are no greater than are required for the protection of Company, Sallie Mae, and its Affiliates. For purposes of this Agreement, the term "Affiliate" shall be deemed to refer to Company, and any entity (whether or not existing on the date hereof) controlling, controlled by or under common control with Company.

            (c)  In the event the Board of Directors reasonably determines that Executive has violated any provision of this Section 11, and Executive has not cured such violation within five (5) days of the date of receipt of written notice thereof by Executive, Executive shall (i) forfeit the Stock Options granted under this Agreement, regardless of whether then vested, unvested, exercisable or unexercisable, and (ii) repay to Company any gross profits realized from the exercise of the Stock Options since the earlier of one year prior to the date of such violation and the termination of Executive's employment with Company (whichever date occurred the longest period of time before the date of any such option exercise).

        12.  Termination. Executive's employment hereunder may be terminated during the Term upon the occurrence of any one of the events described in this Section 12. Upon termination, Executive shall be entitled only to such compensation and benefits as described in this Section 12.

          12.1.Disability and Death.

            (a)  Disability. If Executive becomes physically or mentally disabled to such an extent that he is not able to perform the duties set forth in Section 2 of this Agreement, with or without a reasonable accommodation, for a period of more than 180 days, either consecutively or within any 365-day period ("Disability"), Company may terminate Executive's employment hereunder. The determination of whether the Executive has a Disability under this Agreement shall be made by the Compensation Committee, which shall consider the information presented by Executive's personal physician and by any other advisors, including any other physician, which the Compensation Committee determines appropriate. The determination of the Compensation Committee shall be final and binding, unless it is determined to have been arbitrary and capricious. If the employment of Executive terminates during the Term due to the Disability of Executive, Company shall provide to Executive (i) whatever benefits are available to him under any disability benefit plan(s) applicable to him at the time of such termination to the extent Executive satisfies the requirements of such plan(s), and (ii) the payments set forth in Section 12.1(c).

            (b)  Death. If Executive dies during the Term, Company shall pay to Executive's executors, legal representatives or administrators the payments set forth in Section 12.1(c). Except as specifically set forth in this Section 12.1 or under applicable laws, Company shall have no liability or obligation hereunder to Executive's executors, legal representatives, administrators, heirs or assigns or any other person claiming under or through him by reason of Executive's death, except that Executive's executors, legal representatives or administrators will be entitled to receive any death benefit payable to them as beneficiaries under any insurance policy or other benefits plans in which Executive participates as an employee of Company and to exercise any rights afforded them under any benefit plan then in effect.

            (c)  Payment Upon Disability or Death. Upon termination of the employment of Executive due to death or Disability during the Term, Company shall pay an amount equal to all accrued but unpaid Base Salary through the date of termination of employment, plus a portion of the Average Annual Incentive Compensation (as defined in Section 12.2(d) below) pro-rated for the year through the date of termination. In addition, upon such termination of employment, the Stock Options shall fully vest and become exercisable in accordance with Section 6.2(c) and 6.3(c)(ii) and shall expire on the first anniversary of such termination of employment, the Stock Units shall fully vest and thereafter shall be distributed as provided in Section 7.2(b) and 7.3, and Executive and Executive's eligible dependents or survivors shall be entitled to medical and dental insurance benefits as provided in Section 9(b) and to the supplemental retirement benefit described in Section 9(a) accrued as of the date of termination and payable immediately.

          12.2.Termination By Company Without Cause; Termination By Executive For Good Reason.

            (a)  Termination By Company Without Cause. The Company may terminate Executive's employment hereunder at any time for any reason other than Cause upon written notice to Executive ("Termination Without Cause").

            (b)  Termination By Executive For Good Reason. Executive may terminate his employment hereunder at any time For Good Reason ("Termination For Good Reason"). For purposes of this Agreement, Good Reason shall mean (i) a material reduction in the position or responsibilities of Executive, provided that neither the occurrence of the events described in Section 12.5(a)(i) and (ii) nor a Change in Control (including the fact that the Company's stock is not publicly held or is held or controlled by a single stockholder as a result of a Change in Control) shall of itself be deemed a material reduction in the position or responsibilities of Executive; (ii) a reduction in Executive's Base Salary or a material reduction in Executive's compensation arrangements or benefits; (iii) a substantial failure of Company to perform any material provision of this Agreement; or (iv) a relocation of Company's executive offices to a distance of more than seventy-five (75) miles from its location as of the date of this Agreement, unless such relocation results in Company's executive offices being closer to Executive's then primary residence or does not substantially increase the average commuting time of Executive. For purposes of this Agreement, Good Reason shall not include notice to Executive that Executive's employment will terminate upon expiration of the Term of this Agreement.

            (c)  In the event of a Termination Without Cause or a Termination For Good Reason, Company shall pay to Executive within forty-five (45) days after termination an amount equal to all accrued but unpaid Base Salary through the date of termination of employment, plus a portion of the Average Annual Incentive Compensation pro-rated for the year through the date of termination, plus the Multiplier times the Compensation Amount (as such terms are defined in Section 12.2(d) below). In addition, upon Executive's Termination Without Cause or Termination For Good Reason, (i) the Stock Options shall fully vest in accordance with Section 6.2(c) and thereafter (to the extent they have not theretofore otherwise become exercisable) the vested Stock Options shall become fully exercisable upon the date of such termination of employment, provided that if Executive's employment terminates on either such basis before January 1, 2005, the vested Stock Options shall become fully exercisable on January 1 of the year next following the date of such termination of employment; and (ii) the Stock Units shall fully vest and thereafter shall be distributed as provided in Section 7.2(b) and 7.3. Further, upon and following Executive's Termination Without Cause or Termination For Good Reason, Executive and Executive's eligible dependents or survivors shall be entitled to medical and dental insurance benefits as provided in Section 9(b) and to the supplemental retirement benefit described in Section 9(a), provided that for purposes of calculating the supplemental retirement benefit the Target Benefit Amount shall be no less than the Target Benefit Amount that otherwise would have accrued upon December 31, 2006 ($173,000, expressed as a single life annuity).

            (d)  The Multiplier is defined as the lesser of (i) three, or (ii) the number obtained by dividing by twelve the number of full months between the date of Executive's termination of employment and December 31, 2006. The Average Annual Incentive Compensation shall be a cash payment equal to the value of the average annual incentive compensation earned by Executive in each of the three full calendar years prior to the date of termination. For purposes of determining the average annual incentive compensation earned by Executive in any past year, any non-cash compensation awarded to Executive shall be included as annual incentive compensation only if specifically designated as such by the Compensation Committee, and such non-cash compensation shall be valued by such method as the Compensation Committee in its discretion shall determine, which may be the manner in which such compensation is valued for proxy reporting purposes. The Compensation Amount is defined as the sum of (i) the annual Base Salary of Executive as in effect immediately prior to Executive's termination of employment, and (ii) the Average Annual Incentive Compensation.

          12.3 Change in Control.

            (a)  For purposes of this Agreement, "Change in Control" shall mean an occurrence of one or more of the following events:

    (i)
    an acquisition (other than directly from Company) of any voting securities of Company (the "Voting Securities") by any "person" or "group" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) other than an employee benefit plan of Company, immediately after which such person or group has "Beneficial Ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the combined voting power of Company's then outstanding Voting Securities; or

    (ii)
    within any 12-month period, the individuals who were directors of the Company as of the date the Board of Directors approved this Agreement (the "Incumbent Directors") ceasing for any reason other than death, disability or retirement to constitute at least a majority of the Board of Directors, provided that any director who was not a director as of the date the Board of Directors approved this Agreement shall be deemed to be an Incumbent Director if such director was appointed or nominated for election to the Board of Directors by, or on the recommendation or approval of, at least a majority of directors who then qualified as Incumbent Directors, provided further that any director appointed or nominated to the Board of Directors to avoid or settle a threatened or actual proxy contest shall in no event be deemed to be an Incumbent Director; or

    (iii)
    satisfaction of all conditions to a merger, consolidation, or reorganization involving Company that results in the stockholders of Company immediately before such merger, consolidation or reorganization owning, directly or indirectly, immediately following such merger, consolidation or reorganization, less than fifty percent (50%) of the combined voting power of the corporation which survives such transaction as the ultimate parent entity, unless either (A) such merger, consolidation or reorganization is not thereafter consummated, or (B) the Chief Executive Officer immediately prior to such transaction remains Chief Executive Officer or becomes co-Chief Executive Officer or Chairman of the corporation which survives such transaction as the ultimate, parent entity and prior to the satisfaction of all such conditions, the Board of Directors determines that such transaction shall not constitute a Change in Control; or

    (iv)
    a sale of all or substantially all of the assets of Company.

            (b)  Upon a Change in Control, all of the Stock Options granted under this Agreement shall immediately fully vest and become exercisable and all of the Stock Units granted under this Agreement shall immediately fully vest and thereafter shall be distributed as provided in Section 7.3.

            (c)  In the event a Termination Without Cause (as defined in Section 12.2(a)) or a Termination For Good Reason (as defined in Section 12.2(b)) occurs during the Term of this Agreement but within 24 months following a Change in Control, Executive shall be entitled to receive within forty-five (45) days after termination an amount equal to three times the Compensation Amount, as such term is defined in Section 12.2(d). In addition, upon Executive's Termination Without Cause or Termination For Good Reason, the Stock Units shall be distributed as provided in Section 7.3, and upon and following such termination of employment Executive and Executive's eligible dependents or survivors shall be entitled to medical and dental insurance benefits as provided in Section 9(b) and to the supplemental retirement benefit described in Section 9(a), provided that for purposes of calculating the supplemental retirement benefit the Target Benefit Amount shall be no less than the Target Benefit Amount that otherwise would have accrued at age 60 ($250,000, expressed as a single life annuity).

            (d)  If, as a result of payments provided for under or pursuant to this Agreement together with all other payments in the nature of compensation provided to or for the benefit of Executive under any other agreement in connection with a Change in Control, Executive becomes subject to taxes of any state, local or federal taxing authority that would not have been imposed on such payments but for the occurrence of a Change in Control, including any excise tax under Section 4999 of the Code and any successor or comparable provision, then, in addition to any other benefits provided under or pursuant to this Agreement or otherwise, Company (including any successor to Company) shall pay to Executive at the time any such payments are made under or pursuant to this or the other agreements, an amount equal to the amount of any such taxes imposed or to be imposed on Executive (the amount of any such payment, the "Parachute Tax Reimbursement"). In addition, Company (including any successor to Company) shall "gross up" such Parachute Tax Reimbursement by paying to Executive at the same time an additional amount equal to the aggregate amount of any additional taxes (whether income taxes, excise taxes, special taxes, employment taxes or otherwise) that are or will be payable by Executive as a result of the Parachute Tax Reimbursement being paid or payable to Executive and/or as a result of the additional amounts paid or payable to Executive pursuant to this sentence, such that after payment of such additional taxes Executive shall have been paid on a net after-tax basis an amount equal to the Parachute Tax Reimbursement. The amount of any Parachute Tax Reimbursement and of any such gross-up amounts shall be determined by Company's independent auditing firm, whose determination, absent manifest error, shall be treated as conclusive and binding absent a binding determination by a governmental taxing authority that a greater amount of taxes is payable by Executive.

          12.4 Termination For Cause; Termination By Executive Without Good Reason.

            (a)  Termination for Cause. The Company may terminate the employment of Executive for Cause at any time during the Term. For purposes of this Agreement, Cause shall mean a determination by the Board of Directors that there has been a willful and continuing failure of Executive to perform substantially his obligations under this Agreement (other than as a result of Executive's death or Disability) and, if in the judgment of the Board of Directors such willful and continuing failure may be cured by Executive, that such failure has not been cured by Executive within ten (10) business days after written notice of such was given to Executive by the Board of Directors, or that Executive has committed an act of Misconduct (as defined below). For purposes of this Agreement, "Misconduct" shall mean: (i) embezzlement, fraud, commission of a felony, breach of fiduciary duty or deliberate disregard of material Company rules; (ii) personal dishonesty of Executive materially injurious to Company; (iii) an unauthorized disclosure of any Proprietary Information; or (iv) competing with the Company while employed by the Company or during the Restricted Period, in contravention of Section 11.

            (b)  Termination By Executive Without Good Reason. Executive may terminate his employment hereunder at any time without Good Reason (as defined in Section 12.2(b)) ("Termination Without Good Reason").

            (c)  In the event Executive's employment with Company is terminated by Company for Cause or by Executive Without Good Reason, Executive shall receive all accrued but unpaid Base Salary, and benefits as of the effective date of termination. If Executive's employment is terminated by Company for Cause, Executive shall forfeit the supplemental retirement benefit described in Section 9(a). If Executive terminates his employment Without Good Reason, Executive shall be entitled to receive the supplemental retirement benefit described in Section 9(a) accrued as of the date of termination. In the event Executive's employment with Company is terminated by Company for Cause, Executive shall forfeit and not be entitled to exercise any Stock Option granted to Executive pursuant to this Agreement and shall lose the right to convert any and all restricted stock units granted under this Agreement. In the event Executive's employment with Company is terminated by Executive during the Term of this Agreement Without Good Reason, Executive shall forfeit all unvested Stock Options granted under this Agreement and shall lose the right to convert any and all restricted stock units granted under this Agreement.

          12.5 Termination By Executive Following Management Succession.

            (a)  Executive may terminate employment with the Company due to Management Succession by delivering written notice thereof if (i) Albert Lord ceases to serve as Chief Executive Officer of Company during the Term, (ii) the Board names a person other than Executive to serve as Chief Executive Officer of Company other than on an acting or interim basis, and (iii) Executive remains employed with Company pursuant to this Agreement until the earlier of (A) the date that is 6 months after the date a person other than Executive commences to serve as Chief Executive Officer of Company other than on an acting or interim basis, and (B) the date that is 9 months after the date Albert Lord ceases to serve as Chief Executive Officer of Company.

            (b)  In the event Executive terminates employment with Company due to Management Succession, Company shall pay to Executive within forty-five (45) days after termination an amount equal to (i) all accrued but unpaid Base Salary through the date of termination of employment, plus (ii) a portion of the Average Annual Incentive Compensation (as defined in Section 12.2(d)) pro-rated for the year through the date of termination, plus (iii) an amount equal to the Compensation Amount (as defined in Section 12.2(d)) times the lesser of (A) three, or (B) a fraction (which may be greater than 1), the numerator of which is the sum of the number of full months between the date during the Term on which Albert Lord ceased to serve as Chief Executive Officer of Company and the date a person other than Executive commenced to serve as Chief Executive Officer of Company other than on an acting or interim basis plus the number of full months between the date of Executive's termination and December 31, 2006, and the denominator of which is twelve.

            (c)  In addition, upon Executive's termination of employment due to Management Succession, (i) if the Stock Options are not vested at the time of such termination of employment, then if and to the extent the Price Performance Goals are satisfied on the date of such termination of employment, the Stock Options shall vest to an extent determined by multiplying the total number of shares then subject to each Stock Option as to which the Price Performance Goals are then satisfied by a fraction, the numerator of which is the number of full months between January 1 of the year such Stock Options were granted and the date (which shall be at least 6 months after the date a person other than Executive commences to serve as Chief Executive Officer of Company other than on an acting or interim basis) of such termination of employment, and the denominator of which is the number of full months between January 1 of the year such Stock Options were granted and in the case of the 2002 Stock Options, May 31, 2005, and in the case of the 2003 Stock Options, December 31, 2005 (that is, 41 and 36, respectively), (ii) the vested Stock Options (to the extent they have not theretofore otherwise become exercisable) shall become exercisable upon the date of such termination of employment, provided that if Executive's employment terminates before January 1, 2005, the vested Stock Options shall become exercisable on January 1 of the year next following the date of such termination of employment, and (iii) the vested Stock Options shall expire on the first anniversary of the later of (A) the date of such termination of employment, and (B) the date the Stock Options are first exercisable. Except as provided in this Section 12.5(c), upon such termination of employment, all unvested Stock Options shall be forfeited.

            (d)  In addition, upon Executive's termination of employment due to Management Succession, the 2002 Stock Units, 2003 Stock Units and 2004 Stock Units, if granted as of the date of such termination, shall vest to an extent determined by multiplying the number of shares represented by each such grant of Stock Units (50,000, subject to adjustment under Section 8.2) by a fraction the numerator of which is the number of full months between January 1 of the year such Stock Units were granted and the date (which shall be at least 6 months after the date a person other than Executive commences to serve as Chief Executive Officer of Company other than on an acting or interim basis) of such termination of employment, and the denominator of which is the number of full months between January 1 of the year such Stock Units were granted and December 31, 2006 (that is, 60, 48 and 36, respectively) and thereafter shall be distributed as provided in Section 7.3. Except as provided in this Section 12.5(d), upon such termination of employment, all unvested Stock Units shall be forfeited.

            (e)  Further, upon and following Executive's termination of employment due to Management Succession, Executive and Executive's eligible dependents or survivors shall be entitled to medical and dental insurance benefits as provided in Section 9(b) and to the supplemental retirement benefit described in Section 9(a) accrued as of the date of termination.

        13.  Other Agreements. Executive represents and warrants to Company that:

            (a)  There are no restrictions, agreements or understandings whatsoever to which Executive is a party or by which he is bound that would prevent or make unlawful Executive's execution of this Agreement or Executive's employment hereunder, or which are or would be inconsistent or in conflict with this Agreement or Executive's employment hereunder, or which would prevent, limit or impair in any way the performance by Executive of his obligations hereunder.

            (b)  Executive shall disclose the existence and terms of the restrictive covenants set forth in this Agreement to any employer by whom Executive may be employed during the Term

    (which employment is not hereby authorized) or during the Restricted Period as defined in the Agreement Not to Compete by and between Executive and Company set forth in Section 11 hereof.

        14.  Survival of Provisions. The provisions of this Agreement, including without limitation those set forth in Sections 9, 10, 11, 13, 14, 15, 18, 25 and 26 hereof, shall survive the termination of Executive's employment hereunder and the payment of all amounts payable and delivery of all post-termination compensation and benefits pursuant to this Agreement incident to any such termination of employment.

        15.  Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon Company and its successors or permitted assigns and Executive and his executors, administrators or heirs. The Company shall require any successor or successors expressly to assume the obligations of Company under this Agreement. For purposes of this Agreement, the term "successor" shall include the ultimate parent corporation of any corporation involved in a merger, consolidation, or reorganization with or including the Company that results in the stockholders of Company immediately before such merger, consolidation or reorganization owning, directly or indirectly, immediately following such merger, consolidation or reorganization, securities of another corporation, regardless of whether any such merger, consolidation or reorganization is deemed to constitute a Change in Control for purposes of this Agreement. Executive may not assign any obligations or responsibilities under this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of Company. At any time prior to a Change in Control, Company may provide, without the prior written consent of Executive, that Executive shall be employed pursuant to this Agreement by any of its Affiliates instead of or in addition to Sallie Mae or Company, and in such case all references herein to the "Company" shall be deemed to include any such entity, provided that (i) such action shall not relieve Company of its obligation to make or cause an Affiliate to make or provide for any payment to or on behalf of Executive pursuant to this Agreement, and (ii) Executive's duties and responsibilities shall not be significantly diminished as a result thereof. The Board of Directors may assign any or all of its responsibilities hereunder to any committee of the Board of Directors, in which case references to Board of Directors shall be deemed to refer to such committee.

        16.  Executive Benefits. This Agreement shall not be construed to be in lieu of or to the exclusion of any other rights, benefits and privileges to which Executive may be entitled as an executive of Company under any retirement, pension, profit-sharing, insurance, hospitalization or other plans or benefits which may now be in effect or which may hereafter be adopted.

        17.  Board of Directors Service. Subject to re-election by a vote of stockholders, Executive shall continue to serve on the Board of Directors through the Term and shall offer to tender his resignation from the Board of Directors upon expiration of the Term, or upon any earlier termination of his employment, which resignation may or may not be accepted.

        18.  Notices. All notices required to be given to any of the parties of this Agreement shall be in writing and shall be deemed to have been sufficiently given, subject to the further provisions of this Section 18, for all purposes when presented personally to such party, or sent by facsimile transmission, any national overnight delivery service, or certified or registered mail, to such party at its address set forth below:

            (a)  If to Executive:

      Thomas J. Fitzpatrick
      8 Turnbridge Wells Court
      Medford, NJ 08055

            (b)  If to Company:

      USA Education, Inc.
      Sallie Mae, Inc.
      11600 Sallie Mae Drive
      Reston, VA 20193
      Attention: General Counsel
      Fax No. (703) 810-7695

Such notice shall be deemed to be received when delivered if delivered personally, upon electronic or other confirmation of receipt if delivered by facsimile transmission, the next business day after the date sent if sent by a national overnight delivery service, or three (3) business days after the date mailed if mailed by certified or registered mail. Any notice of any change in such address shall also be given in the manner set forth above. Whenever the giving of notice is required, the giving of such notice may be waived in writing by the party entitled to receive such notice.

        19.  Entire Agreement; Amendments. This Agreement and any other documents, instruments or other writings delivered or to be delivered in connection with this Agreement as specified herein constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, understandings, and negotiations, whether written or oral, with respect to the terms of Executive's employment by Company, including the agreement dated September 30, 1998. This Agreement may be amended or modified only by a written instrument signed by all parties hereto.

        20.  Waiver. The waiver of the breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other or subsequent breach of this Agreement.

        21.  Governing Law. This Agreement shall be governed and construed as to its validity, interpretation and effect by the laws of the Commonwealth of Virginia.

        22.  Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or such provisions, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

        23.  Section Headings. The section headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

        24.  Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one and the same instrument.

        25.  Specific Enforcement; Extension of Period. Executive acknowledges that the restrictions contained in Sections 10 and 11 hereof are reasonable and necessary to protect the legitimate interests of Company and its Affiliates and that Company would not have entered into this Agreement in the absence of such restrictions. Executive also acknowledges that any breach by him of Sections 10 or 11 hereof will cause continuing and irreparable injury to Company for which monetary damages would not be an adequate remedy. Executive shall not, in any action or proceeding by Company to enforce Sections 10 or 11 of this Agreement, assert the claim or defense that an adequate remedy at law exists. In the event of such breach by Executive, Company shall have the right to enforce the provisions of Sections 10 and 11 of this Agreement by seeking injunctive or other relief in any court, and this Agreement shall not in any way limit remedies at law or in equity otherwise available to Company. In the event that the provisions of Sections 10 or 11 hereof should ever be adjudicated to exceed the time, geographic, or other limitations permitted by applicable law in any applicable jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, or other limitations permitted by applicable law.

        26.  Arbitration. Any dispute or claim, other than those referred to in Section 25, arising out of or relating to this Agreement or otherwise relating to the employment relationship between Executive and Company (including but not limited to any claims under Title VII of the Civil Rights Act of 1964, as amended; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the Family Medical Leave Act; and the Employee Income Retirement Security Act) shall be submitted to Arbitration, in Fairfax County, Virginia, and except as otherwise provided in this Agreement shall be conducted in accordance with the rules of, but not under the auspices of, the American Arbitration Association. The arbitration shall be conducted before an arbitration tribunal comprised of three individuals, one selected by Company, one selected by Executive, and the third selected by the first two. The parties and the arbitrators selected by them shall use their best efforts to reach agreement on the identity of the tribunal within ten (10) business days of either party to this Agreement submitting to the other party a written demand for arbitration. The proceedings before the tribunal shall take place within twenty (20) business days of the selection thereof. Executive and Company agree that such arbitration will be confidential and no details, descriptions, settlements or other facts concerning such arbitration shall be disclosed or released to any third party without the specific written consent of the other party, unless required by law or court order or in connection with enforcement of any decision in such arbitration. Any damages awarded in such arbitration shall be limited to the contract measure of damages, and shall not include punitive damages. The parties shall equally divide the costs of the arbitrators, and each party shall bear his or its attorneys' fees and other costs, except that the arbitrators may specifically direct one party to bear the entire cost of the arbitration, including all attorneys' fees, if the arbitrators determine that such party acted in bad faith.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first written above.

USA Education, Inc.

By:

Thomas J. Fitzpatrick
Title:

Schedule A

Target Benefit Amount

Date	Age	Life Annuity
09/30/2001	53	$44,000
12/31/2002	54	$66,000
12/31/2003	55	$88,000
12/31/2004	56	$112,000
12/31/2005	57	$141,000
12/31/2006	58	$173,000
12/31/2007	59	$209,000
12/31/2008	60	$250,000
12/31/2009	61	$297,000
12/31/2010	62	$352,000

Mr. Fitzpatrick's Target Benefit Amount will accrue during a year on a straight-line basis, upon the last day worked in each month. As an example, on May 31, 2003, Mr. Fitzpatrick's accrued benefit will equal $75,167 ($22,000 × 5/12 + $66,000).

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  Exhibit 99.1
EMPLOYMENT AGREEMENT
Schedule A
Target Benefit Amount